UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

SCHEDULE 13D/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

______________________

Virtus Oil & Gas Corp.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

92834V100

(CUSIP Number)

Daniel M. Ferris

311 N. Robertson Blvd #703

Beverly Hills, California 90211

(213) 533-4122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2015

(Date of Event which Requires Filing of this Statement)

________________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 13d-1(e), 240.13d-1(f) or 240.134-1(q), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP ID NO. 92834V100
1	Names of Reporting Persons		Daniel M. Ferris
2	Check the Appropriate Box if a Member of a Group		(a) ________ (b) ________
3	SEC Use Only
4	Source of Funds		PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Great Britain
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power	23,800,000
	8	Shared Voting Power	0
	9	Sole Dispositive Power	23,800,000
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person		23,800,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		46.9%
14	Type of Reporting Person		IN, HC

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EXPLANATORY NOTE:

Item 1.      Security and Issuer.

Item 1 is hereby amended reflect the change in the location of the Company’s principal executive offices to 1517 San Jacinto Street, Houston, Texas 77002.

Item 2.      Identity and Background.

Item 2(c) is hereby amended in its entirety to read as follows:

(c)     Ferris works as an independent consultant, mainly for the oil and gas industry, and specializes in raising capital for early stage exploration projects.

Item 3.      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following text immediately after the last paragraph of Item 3:

On June 20, 2014, Ferris entered into a Stock Purchase Agreement with Ireland (the “Purchase Agreement”), pursuant to which Ferris agreed to sell 28,000,000 shares of the Company’s Common Stock (the “Shares”) to Ireland for $2,000,000. The transfer of the Shares was effective on June 26, 2014. Ireland purchased the Shares by paying $180,000 at closing and issuing an unsecured promissory note in the principal amount of $1,820,000, bearing interest at a rate of five percent (5%) per annum, with the entire principal balance and all accrued interest thereon due and payable on June 26, 2016 (the “Promissory Note”). Ireland used his personal funds to purchase the Shares. In connection with the Purchase Agreement, Ireland executed a Lock-Up Agreement dated June 26, 2014 (the “Lock-Up Agreement”), pursuant to which Ireland agreed that until June 26, 2016, he would not offer, sell, pledge or dispose of the Shares, or enter into any such transaction, swap, hedge or other arrangement, without the prior written consent of Ferris.

On June 1, 2015, Ferris entered into a Note Repayment Agreement with Ireland (the “Note Repayment Agreement”), pursuant to which Ireland agreed to prepay the entire principal amount of the Promissory Note, together with all accrued but unpaid interest thereon, by transferring 23,800,000 shares of Common Stock, representing approximately 46.86% of the issued and outstanding shares of the Company’s Common Stock, to Ferris in complete satisfaction of Ireland’s obligations under the Promissory Note. In addition, the Lock-Up Agreement was terminated effective as of June 1, 2015, pursuant to the terms of the Note Repayment Agreement.

Item 4.     Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following text immediately after the last paragraph of Item 4:

The purpose of the transactions contemplated by the Purchase Agreement was to complete the sale of Ferris’ controlling interest in the Company to Ireland. As disclosed in an Information Statement on Schedule 14F-1 filed by the Company on July 1, 2014 (the “Information Statement”), Ferris resigned as a director of the Company, to be effective 10 days after the mailing of the Information Statement to the stockholders of the Company. In addition, Ferris appointed Ireland as a director of the Company, to be effective as of Ferris’ resignation as a director, to serve until the next annual meeting of the stockholders of the Company. As disclosed in the Company’s Current Report on Form 8-K filed on May 13, 2014, Ferris resigned from his position as President, Chief Executive Officer, Secretary and Treasurer of the Company, and in his capacity as sole director of the Company, appointed Ireland to serve as President, Chief Executive Officer, Secretary and Treasurer of the Company.

The purpose of the transactions contemplated by the Note Repayment Agreement was to satisfy Ireland’s obligations to Ferris under the Promissory Note. Ireland will continue to serve as sole director and President, Chief Executive Officer, Secretary and Treasurer of the Company.

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Item 5.     Interest in Securities of the Issuer.

Item 5(a) is hereby amended in its entirety to read as follows:

(a)     After giving effect to the transactions contemplated by the Note Repayment Agreement, Ferris owns of record and beneficially 23,800,000 shares of Common Stock, representing 46.86% of the issued and outstanding shares of Common Stock of the Company.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended in its entirety to read as follows:

The information in Item 3 regarding the Note Repayment Agreement and the termination of the Lock-Up Agreement is incorporated herein by reference.

Item 7.     Material to be Filed as Exhibits.

Exhibit 1 - Stock Purchase Agreement dated as of June 20, 2014 by and between Daniel M. Ferris, as the seller, and Rupert Ireland, as the purchaser.

Exhibit 2 - Promissory Note dated as of June 26, 2014, issued by Rupert Ireland, payable to the order of Daniel M. Ferris.

Exhibit 3 - Lock-Up Agreement dated June 26, 2014 executed by Rupert Ireland.

Exhibit 4 - Note Repayment Agreement dated as of June 1, 2015, by and between Rupert Ireland and Daniel M. Ferris.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Daniel M. Ferris

Daniel M. Ferris

Date: June 11, 2015

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